December 19, 2006
VIA EDGAR
Ms. Heather C. Clark
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:          Homeland Security Network, Inc.
Form 10-KSB for the year ended December 31, 2005
Filed April 7, 2006
Form 10-QSB for the quarter ended March 31, 2006
Filed May 16, 2006
Form 10-QSB for the quarter ended June 30, 2006
Filed August 21, 2006
File No. 000-15216

Dear Ms. Clark:

Homeland Security Network, Inc. acknowledges receipt of your correspondence dated October 10, 2006 regarding the above referenced subject matters. Our responses are shown below.

Part 1.

Annual Report for CYE December 31,2005, Form 10-KSB:

SEC Comment #1

Item 5. Market for Common Equity and related Stockholder Matters, page 9, Information Relating to the Company’s Voting Securities, page 9

The following is a summary of the common stock transactions and the related accounting guidance, if applicable:

# Of Shares	Transaction Type	Accounting Guidance
22,814,793	Employee compensation - stock for services	APB 25/SFAS 123
20,495,466	Debt conversions/stock issued for consideration related to debt
7,750,000	Stock issued for cash proceeds
11,100,000	Stock issued for purchase of software	EITF 96-18
2,500,000	Stock issued for services - non employee	EITF 96-18
64,660,259	Total

300 N. Coit Road, S. 1200 ●Richardson, TX 75080 ●Office 214.618.6400 ●Fax 214.618,6428

Ms. Heather C. Clark
Division of Corporation Finance
United States Securities and Exchange Commission
December 19, 2006

The Company granted common stock shares to 4 employees totaling 2,070,000 shares (no strike price) and 1,000,000 shares (no strike price) to a related party in conjunction with a financing transaction as follows:

Name	Shares	Grant Date	Issuance Date	Description	Stated $/Share	Fair Value	Amount	Date Recorded
Dumont	1,000,000	9/22/04	4/5/05	Employee compensation	$0.001	$0.02	$20,000	FY2004
Ashley	1,000,000	9/22/04	4/5/05	Employee compensation	$0.001	$0.02	$20,000	FY2004
Sutton	35,000	1/3/05	4/5/05	Employee compensation	$0.14	$0.11	$3,850	FY2004
Hernandez	35,000	1/3/05	4/5/05	Employee compensation	$0.14	$0.11	$3,850	FY2004
MRI	1,000,000	4/5/05	4/5/05	Financing	$0.175	$0.175	$175,000	FY2005

Dumont and Ashley
The fair value was calculated in accordance with SFAS 123 based on the grant date stock price value as listed on the OTC on 9/22/04. The resulting impact was to record a charge to compensation expense and a corresponding credit to accrued compensation. The charge was reflected in 2004 as this was the period the services were performed. The shares were issued on 4/5/2005 and the Company adjusted accrued compensation through a reclassification to additional paid in capital. The grant was related to a stock bonus for past performance and the fair value of the services performed was deemed equivalent to the value of the stock price value on 9/22/04. The documentation is supported by resolutions adopted by the Board of Directors on 9/22/04.

Sutton and Hernandez
The fair value was calculated in accordance with SFAS 123 based on the grant date stock price value as listed on the OTC on 1/3/05. The resulting impact was to record a charge to compensation expense and a corresponding credit to accrued compensation. The charge was reflected in 2004 as this was the period the services were performed. The shares were issued on 4/5/2005 and the Company adjusted accrued compensation through a reclassification to additional paid in capital. The grant was related to a stock bonus for past performance and the fair value of the services performed was deemed equivalent to the value of the stock price value on 1/3/05. The documentation is supported by resolutions adopted by the Board of Directors on 1/3/05.

300 N. Coit Road, S. 1200 ●Richardson, TX 75080 ●Office 214.618.6400 ●Fax 214.618,6428

Ms. Heather C. Clark
Division of Corporation Finance
United States Securities and Exchange Commission
December 19, 2006

MRI
The Company originally entered into a financing agreement that was later modified in order to extend the terms of the original note by the issuance of common shares of the Company. The Company recorded the relative fair values of the warrants at the time of issuance in accordance with APB 14. The fair value was based on the grant date stock price value as listed on the OTC on 3/30/05. As such the Company determined the price per share of the equity instruments issued was the most reliable measurement of the consideration given to extend the original terms of the financing agreement. The documentation is supported by resolutions adopted by the Board of Directors on 3/30/05.

SEC Comment #2

Item 5. Market for Common Equity and related Stockholder Matters, page 9, Information Relating to the Company’s Voting Securities, page 9

The Company will see that the equity footnote in the notes to the financial statements for all future filings will include all issuances of common stock for the periods presented.

SEC Comment #3 & #4

MD&A Financial Condition and Results of Operation, page 11, General

We believe the information requested was included in PART I, Item 1. DESCRIPTION OF BUSINESS, the company's Form 10-KSB, for December 31, 2005.

In subsequent reports the information was included in PART 1, ITEM 2. Managements Discussion and Analysis or Plan of Operation.

If the SEC feels that this discussion should be repeated in this section of the report, we will revise the report and either make reference to the section in which the details are provided or we will restate the information in the section requested.

SEC Comment #5

Consolidated Statements of Operations, p. 31

The interest expense relating to previous financing operations was not classified separately from the interest expense relating to notes payable. It is noted that the interest expense relating to notes payable should be stated separately in the other expense section of the statement. Any future references will be stated separately. The interest expense is separately stated in the Business Segment Section of the report.

300 N. Coit Road, S. 1200 ●Richardson, TX 75080 ●Office 214.618.6400 ●Fax 214.618,6428

Ms. Heather C. Clark
Division of Corporation Finance
United States Securities and Exchange Commission
December 19, 2006

SEC Comment #6

Consolidated Statements of Operations, p. 31

The impairment of the intangible asset of $546,275 was not included as part of continuing operations. It is noted that this expense should have been included in continuing operations and in future reports any impairments will be so classified.

SEC Comment #7

Notes to Audited Consolidated Financial Statements, page 34, Note 3. Significant Accounting Policies, page 35, Accounts Receivable, page 36

Management will reevaluate our need for the allowance for doubtful accounts. We will, as suggested, include customer concentrations and credit worthiness of our customers, and any collateral that would be prudent.

At the time the statement was prepared management and our accountants believed that it was not necessary to provide for uncollectible accounts, since

a. The loan loss reserve for prior financing operation was for 100% of the requisite receivables, and
b. The uncollectible accounts on the new business (GPS) would be very limited and immaterial since the volume of business was very small.

SEC Comment # 8

Note 5. Background of Transaction and Change of Control and Acquisition by AAP, page 39

The acquisition by AutoCorp Acquisition Partners (“AAP”) does not represent exchange of ownership interests between entities of common control. The control of the company, AutoCorp Equities, Inc. (“AutoCorp”), was held by Pacific Holdings Group (“PHG”) and Pacific Financial Group (“PFG”). PHG and PFG sold 100% of their interest in AutoCorp (as described in Note 5 of the 12/31/05 10K and as referred to herein) to AAP. AAP is a partnership owned 50% by Charles W. Norman, the then CEO and President of AutoCorp and 50% by Peter D. Ubaldi, the then Executive Vice President of AutoCorp.

300 N. Coit Road, S. 1200 ●Richardson, TX 75080 ●Office 214.618.6400 ●Fax 214.618,6428

Ms. Heather C. Clark
Division of Corporation Finance
United States Securities and Exchange Commission
December 19, 2006

Neither Norman, Ubaldi nor AAP had at anytime, past or present an ownership in PHG, PFG or any of their affiliates. Therefore, we do not believe that we are required to account for the transaction under EITF 90-5. This publication refers to exchange of ownership between entities under common control.

Regarding EITF 02-5, none of the situations outlined in Issue 3, paragraphs a, b, or c pertain to the transaction between PHG/PFG and AAP.

Requested Journal Entries: to be provided

➢	Transfer to PHG of $2 million interest in securitization assets
➢	Balance of Bank Accounts of $404.00
➢	Transfer of ownership in Lexus
➢	Details of any other assets not directly associated with the Company’s primary business that were transferred (None)
➢	The forgiveness of accounts receivable from PHG in the amount of $37,395.00
➢	The contributions from PHG to fund payroll and other loan obligations
➢	Cancellation of loans to PHG of $4,139,880.00

SEC Comment #9

Note 10. Property Plant and Equipment, page 42

The significant decrease in the balance of furniture and office equipment was the result of a combination of sales and disposals. Primarily items were exchanged with the landlord to settle the premature vacation of the premises. These items were written off the balance sheet and were offset by the requisite reduction of current and future liabilities under the lease. Since the leases were operating leases, the future liabilities were not recorded on the balance sheet. Management is researching the information and will provide a response regarding the exact accounting treatment in the financial statement for these transactions.

SEC Comment #10

Note 10. Property Plant and Equipment, page 42

Management will see that all future filings will include the estimated useful lives of each major class of depreciable assets.

SEC Comment #11

300 N. Coit Road, S. 1200 ●Richardson, TX 75080 ●Office 214.618.6400 ●Fax 214.618,6428

Ms. Heather C. Clark
Division of Corporation Finance
United States Securities and Exchange Commission
December 19, 2006

Note 11. Capitalized Software Costs

The amortization of capitalized software costs is classified in the income statement under depreciation and amortization.

SEC Comment #12

Note 15 Beneficial Conversion Transaction from 12/31/05 10K, Page 45

The disclosures referred to in Note 15 first describe the initial transaction between the Company and Securities Acquisition New York, LLC (“SANY”). Under the initial transaction SANY received 15,429,355 shares of common stock because the conversion rate was 10,000 shares of common stock for every dollar of debt reduction. In August of 2005, an adjustment to the SANY transaction was negotiated between the original note holder (a related party), SANY and the Company. The new agreement revised the conversion rate from 10,000 shares of common stock for every dollar of debt extinguished to 1000 shares. As a result, $13,876.00 was recorded as a payment to be included with the previous payment of $1,543.00. This is a total of $15,419.00. The debt reduction, converted at a rate of 1000 shares per dollar of debt, resulted in 15,429,355 shares of common stock being issued.

In August of 2005, as a result of the Termination and Settlement Agreement between SANY and the original related note holder, the Company was released of the remaining debt under this agreement and had no future obligation to issue additional shares of its stock for the transaction.

The share price on the dates of the conversion was calculated on the previous 20-day average selling price in the market. The number of shares issued resulted from negotiations between SANY and the Company. The negotiations were based on the financial condition of the Company, the probability of success of the Company, and general business and economic risk factors. The debt was reduced by $1.00 for each 1000 shares issued.

Requested Journal Entries:

We are in the process of reviewing our journal entries for this transaction and the accounting literature upon which we relied.

300 N. Coit Road, S. 1200 ●Richardson, TX 75080 ●Office 214.618.6400 ●Fax 214.618,6428

Ms. Heather C. Clark
Division of Corporation Finance
United States Securities and Exchange Commission
December 19, 2006

SEC Comment # 13

Note 16. Credit Union Participants, page 45

The Company received full releases from its guaranteed loan participations because the Company notified the credit union participants that the Company would not be going forward with the auto loan participations. Accordingly, the Company and the credit union participants mutually agreed that there would be a complete release from its obligations and guaranties.

The sharing ratios for the loan participations was that the Company owned 10% of the principal value of the loan participation and the credit unions owned 90%. This is the reason that the credit unions received the majority of the amounts received under the participation agreements.

SEC Comment #14

Note 17. Related Party Transactions, page 46
Rodwell Software Systems, Inc. page 47

The fair value assigned to the software purchase agreement was based on the terms in the contract between the Company and RSSI. The terms included in the contract were specific regarding the number of shares, the price per share, and the total dollar value of the consideration to be received. The Company determined that the price per share of the equity instruments issued in the software contract was the most reliable measurement of the software license purchased.

SEC Comment #15

Note 17. Related Party Transactions, page 46
Securities Acquisition New York, LLC, page 49

The fair value assigned to the services rendered by SANY was based on the terms of a settlement agreement. The mutually agreed upon terms included: the number of shares; and the price per share for the consideration to be received. As such, the Company determined the price per share of the equity instruments issued in the settlement agreement was the most reliable measurement of the settlement consideration. The documentation is supported by resolutions adopted by the Board of Directors on 12/27/05.

300 N. Coit Road, S. 1200 ●Richardson, TX 75080 ●Office 214.618.6400 ●Fax 214.618,6428

Ms. Heather C. Clark
Division of Corporation Finance
United States Securities and Exchange Commission
December 19, 2006

SEC Comment #16

Note 19. Commitments and Contingencies, page 49

The reduction in rent expense was the result of the Company receiving a release from the lease of its office by the landlord. The Company, in exchange, signed a month-to-month lease at a different location in Frisco, Texas. The reporting of this transaction complies with paragraph 15 of SFAS 13 since the lease was an operating lease not a capital lease.

SEC Comment #17

Note 20. Adjustments, page 50

The adjustment to the 10-KSB for December 31, 2004 for the reclassification to additional paid in capital and miscellaneous expense related to entries that were made for items associated with the acquisition and cleans up items. The accountants felt that the original entries should be reversed resulting in a reversal of the “other income” classification and should have reflected a valuation for goodwill and proper “pushdown accounting” for the purchase by AAP. The correcting entry was as follows:

DR. Other Income-Extraordinary Items	$2,397,064.33
CR. APIC	$2,397,064.33
DR. Other Expenses	$14,996.18
CR. Other Income-Extraordinary Item	$14, 996.18

SEC Comment #18

Exhibits 31.1 and 31.2

The Company will see that all future Exhibits 31.1 and 31.2 will be in the proper form and will comply with Item 601(b)(31) of Regulations S-B.

300 N. Coit Road, S. 1200 ●Richardson, TX 75080 ●Office 214.618.6400 ●Fax 214.618,6428

Ms. Heather C. Clark
Division of Corporation Finance
United States Securities and Exchange Commission
December 19, 2006

Part 2.

Form 10-QSB for the fiscal quarter ended March 31, 2006

SEC Comment #19

Consolidated Statements of Operations, page 4

This information is already included in 10-QSB ending 03-31-06 under Note 17, Legal Proceedings. Additionally, this transaction can be found under Operating Expenses, the last bullet point. The details can also be found on Page 26, under Liquidity of the MD & A and in the MD & A under Part II-Other Information, Item 1. Legal Proceedings and Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

If further clarification is required, it will be provided under separate cover.

Part 3.

Form 10-QSB for the fiscal quarter ended June 30, 2006

SEC Comment #20

General

Management has noted the discrepancies between the various amounts in the financial statements and the amounts discussed in MD&A. Proper referencing and double checks will be utilized in the future to ensure that such discrepancies are eliminated in both interim and annual reports.

Management also confirms that our independent accountant reviewed the interim financial statements filed for periods ending 3/31/06 10-QSB and 6/30/06 10-QSB.

SEC Comment #21

Consolidated Statements of Cash Flows, page 6

This line item should read “common stock issuances”.

300 N. Coit Road, S. 1200 ●Richardson, TX 75080 ●Office 214.618.6400 ●Fax 214.618,6428

Ms. Heather C. Clark
Division of Corporation Finance
United States Securities and Exchange Commission
December 19, 2006

SEC Comment #22

Consolidated Statements of Cash Flows, page 6

This transaction is noted in the MD&A of 10Q 03/31, 2006 under Item 2. Unregistered Sales of Equity Securities and Use of Proceeds Paragraph #3. After review of the line item header on Page 6 titled Adjustments to Reconcile net loss from continuing operations to net cash used in operating activities: The Company will make a future foot note to explain the transaction.

SEC Comment #23

Notes to Unaudited Consolidated Financial Statements, page 7
Note 3. Significant Accounting Policies, page 9
Revenue Recognition and Deferred Revenue-GPS Tracking, page 10

The Company provides a complete GPS solution that includes software, hardware (radio transmitters) and data transmission network (air time network). The Company has designed its product and service offering to be a complete GPS solution for the customer.

The Companies software is the most essential part of the solution. Without the software the GPS devices will not work. The recognition of revenue for the software is recognized prorata as billed. Please see description below.

Product and Service Offering:

Web based software application (software)
Radio transmitter (hardware) wholesale or retail
Data transmission Network (airtime)

This represents the total product offering.

Charges:

The Company charges a one-time fee for the radio transmitter.
The Company also provides the web based software and the data transmission under either an annual or monthly fee program. (deferred income)

300 N. Coit Road, S. 1200 ●Richardson, TX 75080 ●Office 214.618.6400 ●Fax 214.618,6428

Ms. Heather C. Clark
Division of Corporation Finance
United States Securities and Exchange Commission
December 19, 2006

Management recognizes the income relating to a sale for everything except the annual or monthly fee program for the web based software and data transmission. This income is reflected concurrently when it is received and/or actually billed. If it is prepaid, the revenue is recognized on a deferred basis.

SEC Comment #24

Notes to Unaudited Consolidated Financial Statements, page 7
Note 3. Significant Accounting Policies, page 9

Revenue Recognition and Deferred Revenue-GPS Tracking, page 10

The Company is not responsible for installation either at the wholesale or retail levels.

SEC Comment #25

Note 9. Capitalized software Costs, page 13

The discrepancy between the capitalized software balance of $736,200 and the balance sheet amount of $706,233 will be corrected in future filings.

SEC Comment # 26

Note 11. Notes Payable, page 14

The Company obtained $100,000 under a note payable bearing interest at 10% per annum from a third party. The note is convertible, exercisable by the payee, at any time during the term into 1,000,000 shares of common stock. Such conversion to shares of common stock will be computed at the market rate on the date of conversion if so exercised. The Company has not accounted for the transaction in accordance with EITF 98-5, as the nondetachable conversion feature was not in the money at the commitment date. Any conversion, if elected in lieu of cash consideration, would be considered payment in full of the outstanding obligation.

Comment #27

Note 16. Operating Leases, page 18

The rent reflected in the statement has been reduced for two reasons. First, the landlord provided initial four (4) month rent abatement. Second, the actual future rents due have been reduced substantially under the new lease arrangement. This change was more completely described in the 10-QSB for 09/30/06.

300 N. Coit Road, S. 1200 ●Richardson, TX 75080 ●Office 214.618.6400 ●Fax 214.618,6428

Ms. Heather C. Clark
Division of Corporation Finance
United States Securities and Exchange Commission
December 19, 2006

Comment #28

Management’s Discussions and Analysis of Financial Conditions and Results of Operations
Revenues, page 23
Product Sales, page 23

The decreases in product sales stemmed from a lack of operating capital, reduced staff, and the other items listed in the sections discussing the reasons for the going concern qualification, risk factors, and the other MD&A sections.

Comment #29

Management’s Discussions and Analysis of Financial Conditions and Results of Operations
Operating Expenses, page 24

Please provide further clarification as to which filing or filings and dates that these numbers reference. Please advise.

Comment #30

Management’s Discussions and Analysis of Financial Conditions and Results of Operations,
Liquidity, page 24

Management has noted the comments regarding future disclosures regarding trends, events, demands, commitments, and uncertainties that have a reasonable likelihood of having a material effect on financial condition and operating performance.

Management will review the MD& guidance in SEC Releases Nos. 33-8350, 34-48960 and FR-72 and make sure that this guidance is considered in future reportings.

300 N. Coit Road, S. 1200 ●Richardson, TX 75080 ●Office 214.618.6400 ●Fax 214.618,6428

Ms. Heather C. Clark
Division of Corporation Finance
United States Securities and Exchange Commission
December 19, 2006

Comment #31

Management’s Discussions and Analysis of Financial Conditions and Results of
Operations,

Liquidity, page 24

Management notes the recommendation that future filings should include descriptions for the reasons of material changes in cash flows from operating, investing and financing activities from period to period, and will see that they are included prospectively.

Comment #32

Item 3. Controls and Procedures, page 27

Management was of the understanding that the items regarding material weaknesses and remediation plans were items to be addressed in the 10-KSB. If this is incorrect, management will see that the appropriate updates are included in the interim reports.

Thank you.

Respectfully,

Charles Norman
Chief Executive Officer

300 N. Coit Road, S. 1200 ●Richardson, TX 75080 ●Office 214.618.6400 ●Fax 214.618,6428